Via Facsimile and U.S. Mail
Mail Stop 4720

November 3, 2009

Mark W. Reynolds
Chief Financial Officer
GeoVax Labs, Inc.
1256 Briarcliff Road NE
Atlanta, GA 30306

Re: **GeoVax Labs, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
File Number: 000-52091

Dear Mr. Reynolds:

        We have reviewed your October 9, 2009 response to our September 25, 2009
letter and your Form 10-K/A filed October 13, 2009. We believe that you should amend
your filing for the comment below.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed October 13, 2009

Report of Independent Registered Public Accounting Firm on Financial Statements, page
F-2

1.   Please amend your filing to include a report of Tripp, Chafin & Causey, LLC,
        which references the standards of the Public Company Accounting Oversight
        Board (United States). Refer to paragraph 3 of PCAOB Auditing Standard 1.

* * * *

                As appropriate, please amend your filing within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your
amendment that keys your response to our comment. Detailed cover letters greatly
facilitate our review. Please furnish your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your
amendment.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant